UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of JUNE, 2004

                           Commission File No. 0-30148

                           PHOTOCHANNEL NETWORKS INC.
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                 (Translation of registrant's name into English)

      506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
      --------------------------------------------------------------------
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date:  June 30, 2004.


/s/ Robert Chisholm
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Robert Chisholm, CFO

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                                     For Immediate Release
                                     For more Information:
                                     Robert Chisholm, Chief Financial Officer
                                     PhotoChannel Networks Inc.
                                     rchisholm@photochannel.com
                                     --------------------------
                                     604.893.8955 ext. 224

            PHOTOCHANNEL NETWORKS INC. ANNOUNCES WARRANTS EXERCISED,
                          NEW CASH TOTALS $2.3 MILLION
                 TELUS and Discovery Capital Increase Investment

VANCOUVER, BC - June 30, 2004 - PhotoChannel Networks Inc. (TSX - V: PNI; OTCBB:
PHCHF) ("PhotoChannel" or the "Company"), one of North America's leading digital imaging technology providers, today announced the Company has received gross proceeds of $2,315,000 from the exercise of common share purchase warrants and the completion of a non-brokered private placement.

Proceeds of $1,315,000 have been received from the exercise of common share purchase warrants resulting from the exercise of the call option associated with the PhotoChannel Limited Partnership ("PhotoChannel LP"), as previously announced on May 13, 2004. The common share purchase warrants were exercisable at a price of $0.10 and resulted in the issue of 13,150,000 common shares of the Company. Investors in the PhotoChannel LP were lead by TELUS Corp, Discovery Capital Corp and Peter Scarth, PhotoChannel's CEO.

In addition, the Company has completed a private placement for gross proceeds of $1,000,000 under which it has sold 8,000,000 units at a price of $0.125 per unit. Each unit consists of one common share and one common share purchase warrant, each of which, and the shares underlying the warrants, will be subject to a four month hold period from the date of issuance of the units. The common share purchase warrant will entitle the holder to purchase one additional common share of PhotoChannel at a price of $0.15 for a period of one year from closing.

"This further investment by TELUS and Discovery Capital demonstrates their confidence in our business model and their recognition of our business growth during the past year," stated Peter Scarth, PhotoChannel CEO. "By completing the small private placement, the Company has strengthened its balance sheet, while it continues discussions with large photofinishing retailers in the United States. We are very pleased that the investors have recognized our continued growth."

As per the Company's last quarterly results:

o Online transactional revenue grew by 700% from the end of Q2 2003 to Q2 2004; and
o Quarterly transactional revenues at March 31, 2004 increased 66% over the previous quarter.

The Company paid a 10% cash finder's fee to a third party in connection with the private placement.

The TSX has neither approved nor disapproved of the information contained in this release.

ABOUT PHOTOCHANNEL
Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 7000 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com

INVESTOR INFORMATION: (866) 345 0115